Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 7, 2005

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

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7 September 2005

ANNOUNCEMENT OF INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2005

FINANCIAL HIGHLIGHTS

		2005 H1	2004 H1(1)

•	Volumes	82.1bn	79.3bn	up 3.5%

•	Total turnover	£3,946m	£3,954m	down 0.2%

•	Net turnover(2)	£1,248m	£1,221m	up 2.3%

•	EBITA(3)	£314m	£309m	up 1.8%

•	PBTA(4)	£263m	£250m	up 5.3%

•	Profit before tax	£225m	£235m	down 4.0%

•	Adjusted earnings per share(5)	29.2p	27.4p	up 6.2%

•	Basic earnings per share(6)	24.3p	25.6p	down 5.3%

•	Interim dividend	10.6p	10.0p	up 6.0%

(1)	2004 H1 results restated under IFRS.

(2)	Total turnover less duty paid by Group companies.

(3)	Total profit from operations before amortisation of intangible assets and exceptional charges.

(4)	Profit before tax, amortisation of intangible assets and exceptional charges.

(5)	Adjusted: before amortisation of intangible assets and exceptional charges (net of tax).

(6)	Basic: includes amortisation of intangible assets and exceptional charges (net of tax).

Note: Amortisation of intangible assets was £9m (2004 H1: £6m) and exceptional charges were £29m (2004 H1: £9m).

Commenting on the results, Nigel Northridge, chief executive, said:

“Our ongoing and successful drive to improve our efficiency and expand our geographic base has again enhanced shareholder value. We have grown our volumes, profits and earnings per share, and continue to look to the future with confidence.”

Enquiries:

Claire Jenkins – director, investor relations	Tel: 01932 832637

Anthony Cardew – Cardew Group	Tel: 020 7930 0777

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PERFORMANCE HIGHLIGHTS

•	Gallaher grew total volume sales by 3.5% to 82.1bn cigarettes (2004 H1: 79.3bn). This growth was driven by market share gains across the CIS and certain European markets, notably Poland, the Czech Republic, Denmark, Romania, Estonia, Lithuania and Slovakia, which more than offset adverse conditions in some key western European markets.

•	Adjusted earnings per share were up 6.2% to 29.2p (2004 H1: 27.4p). These results bear the cost of investment in new opportunities, but also benefit from returns from investments in previous years.

•	Group EBITA grew 1.8% to £314m (2004 H1: £309m). This growth was achieved at the same time as Gallaher increased its total sales and marketing expenditure. Tobacco EBITA was up 2.6% to £284m (2004 H1: £277m), while EBITA from the European distribution businesses reduced to £30m (2004 H1: 32m).

•	Lower operating costs in the UK offset the impact of volume decline of 8.1% (reflecting market decline and the phasing of trade sales). UK EBITA was stable at £149m.

•	Trading conditions in Europe remained challenging, with substantial market declines in a number of markets. The volume declines were largely offset by the Group’s growth in new markets. Europe EBITA was £127m (2004 H1: £130m) of which £97m (2004 H1: £98m) arose from tobacco operations and £30m (2004 H1: £32m) came from the distribution businesses.

•	CIS EBITA increased 55.4% to £23m (2004 H1: £15m) reflecting strong volume growth (leading to market share gains across the region), price increases, further production cost efficiencies and continued sales mix improvements.

•	In Poland, the operation has moved into profit in line with expectations. This, along with a good performance in Sweden supported by lower operating costs, has broadly offset initial investments in Denmark, Lithuania and South Africa, such that RoW EBITA was £15m (2004 H1: £15m).

•	Gallaher maintained its position at the forefront of operational efficiency. Group cigarette productivity was up 5.0%. This enhanced productivity, together with lower leaf and NTM costs, underpinned a real term reduction in cigarette unit costs of 3.7%.

•	The board has declared an interim dividend of 10.6p per ordinary share (42.4p per ADS) – an increase of 6.0% over the 2004 interim dividend.

•	Group trading is in line with expectations.

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OPERATING AND FINANCIAL REVIEW

Group

Gallaher continues to make good progress with its strategy of developing a balanced portfolio of interests across developed and emerging markets. Gallaher’s successful expansion continues to be underpinned by robust performances from the Group’s core markets. These results bear the cost of investment in new opportunities, but also benefit from returns from investments in previous years.

Gallaher grew overall 2005 H1 cigarette volumes (excluding German rolls of tobacco, sold as ‘singles’) by 3.5% to 82.1bn (2004 H1: 79.3bn). Including the sales of singles in Germany, Group cigarette volumes increased by 4.4%. This growth was driven by market share gains across the CIS and certain European markets, notably Poland (which moved into profit), the Czech Republic, Denmark, Romania, Estonia, Lithuania and Slovakia, which more than offset adverse conditions in some key western European markets.

Gallaher grew its strategic cigarette brands’ volume sales by 13.2% in the period. These brands – Benson & Hedges, Silk Cut, Sobranie, Sovereign, Memphis, Mayfair, LD and Ronson– totalled 38.8bn cigarettes, accounting for 47.3% of the Group’s total volume sales.

In April 2005, the Group acquired the Benson & Hedges and Silk Cut trademarks in Malta and Cyprus, and Silk Cut in Lithuania, from British American Tobacco for a total cash consideration of £70m.

Total turnover for the first half of 2005 was £3,946m (2004 H1: £3,954m) while turnover excluding duty (“net turnover”) grew 2.3% to £1,248m (2004 H1: £1,221m).

Gallaher increased earnings before interest, tax, intangible asset amortisation and exceptional charges (“EBITA”) by 1.8% to £314m (2004 H1: £309m). This growth was achieved at the same time as the Group increased its total sales and marketing expenditure. Total tobacco EBITA grew 2.6% to £284m (2004 H1: £277m), while EBITA from the European distribution businesses reduced to £30m (2004 H1: £32m).

The Group grew profit before tax, amortisation of intangible assets and exceptional charges (“PBTA”) by 5.3% to £263m (2004 H1: £250m).

Total profit from operations was £276m (2004 H1: £294m) and profit before tax was £225m (2004 H1: £235m) – the impact of trading improvements being offset through higher exceptional charges of £29m (2004 H1: £9m) relating to the restructuring of Gallaher’s European operations.

Gallaher increased adjusted earnings per share by 6.2% to 29.2p (2004 H1: 27.4p). After deducting intangible asset amortisation and exceptional charges, net of tax, basic earnings per share was 24.3p (2004 H1: 25.6p).

Management believes that reporting results before amortisation and exceptional charges (EBITA, PBTA and adjusted earnings per share) provides helpful information about the Group’s underlying business performance for the period under review.

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The board has declared an interim dividend of 10.6p per ordinary share, an increase of 6.0% over the 2004 interim dividend of 10.0p. This dividend will be paid on 22 November 2005, to all shareholders on the register at close of business on 23 September 2005. For ADS holders, The Bank of New York will convert the 42.4p ADS dividend into US dollars, and distribute it to ADS holders on 30 November 2005.

Exceptional charges

Following Gallaher’s announcement in 2003 of its European operations and administration restructuring, exceptional charges totalling £56m were included in the results for the years ended 31 December 2003 and 31 December 2004.

In January 2005, Gallaher announced proposals for further restructuring of its European operations. These proposals cover: the closure of the Schwaz cigarette and Fürstenfeld cigar factories in Austria during 2005; additional restructuring of production in the cigarette and cigar factories at Lisnafillan and Cardiff in the UK; and, reorganisation of some aspects of the European distribution network. The employee consultation process is now complete and these plans will result in the loss of some 250 operational jobs in Europe.

Additional charges of £29m associated with the restructuring have been included in the results for the six months ended 30 June 2005, resulting in charges so far of £85m. The eventual total is expected to be in the region of £95m, relating predominantly to redundancy payments and the impairment of operational plant and machinery. By the end of 2007, once all projects have been completed, Gallaher expects the restructuring programme to deliver annualised savings of at least £30m.

International Financial Reporting Standards

Prior to 2005, Gallaher prepared its audited financial statements and unaudited interim accounts under UK Generally Accepted Accounting Principles (“UK GAAP”). From 1 January 2005, Gallaher is required to prepare its annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”).

As a consequence, these interim results have been prepared under IFRS, using accounting policies set out on pages 36 to 41, and comparative results for 2004 have been restated accordingly. Unaudited reconciliations between Gallaher’s reported performance and financial position for 2004 under UK GAAP and the new IFRS basis were set out in the 2004 annual report and financial statements. This information is also available on the Group website (www.gallaher-group.com).

Changes to segmental disclosure from 2005

Following the changes in board responsibilities effective from October 2004, and in line with IFRS’ principles regarding segmental reporting, the Group has reviewed the segments under which it reports its financial results. As a result of this review, the financial information for the year ended 31 December 2005 and the six months ended 30 June 2005 are being reported under a revised segmental structure, and 2004 comparatives have been restated accordingly.

Further details, and unaudited IFRS reconciliations between the previous and current segmental structures for the year ended 31 December 2004 and the six months ended 30 June 2004 were set out in the 2004 annual report and financial statements. This information is also available on the Group website.

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Segmental review

	Cigarette Volume	Gross turnover	Net turnover	EBITA(1)	Total profit from operations	EBITA margin(2)
	(bn)	(£m)	(£m)	(£m)	(£m)	(%)

UK
change (%)	-8.1	-5.1	-4.4	+0.1	-7.0	n/a
2005 H1	9.4	1,758	273	149	132	54.5
2004 H1	10.3	1,853	286	149	142	52.0

Europe : tobacco(3)
change (%)	-3.7	+1.6	+1.6	-0.8	-14.0	n/a
2005 H1	21.3	903	218	97	81	37.3
2004 H1	22.1	889	215	98	95	38.0

Europe : distribution
change (%)	n/a	-0.3	+0.9	-5.3	-15.8	n/a
2005 H1	n/a	950	539	30	25	5.6
2004 H1	n/a	953	534	32	30	6.0

Europe : total
change (%)	-3.7	+0.6	+1.1	-1.9	-14.5	n/a
2005 H1	21.3	1,853	757	127	106	16.8
2004 H1	22.1	1,842	749	130	125	17.3

CIS
change (%)	+11.3	+23.2	+23.9	+55.4	+55.6	n/a
2005 H1	44.3	211	157	23	23	14.9
2004 H1	39.8	171	126	15	15	11.9

RoW
change (%)	-1.0	+41.4	+2.7	-3.3	+19.3	n/a
2005 H1	7.1	124	61	15	15	24.5
2004 H1	7.1	88	60	15	12	26.1

Tobacco : total(3)
change (%)	+3.5	-0.2	+3.3	+2.6	-4.7	n/a
2005 H1	82.1	2,996	709	284	251	37.8
2004 H1	79.3	3,001	687	277	264	38.0

Group : total
change (%)	+3.5	-0.2	+2.3	+1.8	-5.9	n/a
2005 H1	82.1	3,946	1,248	314	276	25.2
2004 H1	79.3	3,954	1,221	309	294	25.3

(1)	Total profit from operations before amortisation of intangible assets and exceptional charges.

(2)	Total profit from operations before amortisation of intangible assets and exceptional charges expressed as a percentage of net turnover.

(3)	EBITA margin calculated after adding back inter-company sales to the distribution division of £43mn (2004 H1: £43mn) that are eliminated on consolidation.

United Kingdom

Total UK duty-paid cigarette market sales to consumers declined by an estimated 4% during the first half of 2005 and downtrading from mid-price and premium brands into the value sector continued, albeit at a slightly slower rate than experienced in 2004.

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Gallaher’s volume sales reduced 8.1% to 9.4bn cigarettes (2004 H1: 10.3bn), reflecting the market decline and the phasing of trade sales. Trade demand in the months of June 2004 and December 2004 increased ahead of price increases, adversely impacting 2005 H1 compared to the same period last year. Adjusting for the phasing, Gallaher’s volume sales would have declined broadly in line with the market, as the Group’s cigarette market share (excluding distributed brands) was broadly stable at 38.5% (2004 H1: 38.7%).

UK turnover decreased 5.1% to £1,758m (2004 H1: £1,853m) largely reflecting the lower cigarette volume sales and the downtrading, partially offset by price increases.

UK net turnover was down 4.4% at £273m (2004 H1: £286m).

UK EBITA was £149m (2004 H1: £149m) as the reduction in net turnover was more than offset by lower operating costs arising from the lower volumes, restructuring savings and reduced sponsorship costs, contributing to an improved EBITA margin of 54.5% (2004 H1: 52.0%).

UK profit from operations was £132m (2004 H1: £142m) – the reduction reflecting the higher UK exceptional charge in 2005 H1 of £15m (2004 H1: £5m).

–	Cigarette

Mayfair continues to drive the Group’s outperformance in the growing value cigarette sector while Benson & Hedges Gold confirmed Gallaher’s leading position in the premium cigarette sector. Following the introduction of new bevel-edge packaging, Silk Cut’s share of the premium sector has stabilised at 19.3% (2004 H1: 19.3%). The Group’s total share of the premium sector was 45.4% (2004 H1: 46.9%).

Within the total market, the share of retail sales accounted for by each price sector were: value: 60.9% (2004 H1: 58.6%); mid-price: 9.2% (2004 H1: 10.4%); and, premium: 29.9% (2004 H1: 31.0%).

Gallaher increased its share of the value cigarette sector to 35.9% (2004 H1: 35.0%). Mayfair, Benson & Hedges Silver and Sterling continue to grow market share at rates faster than any other brands in the market. Mayfair grew its share to 13.0% (2004 H1: 11.3%), Benson & Hedges Silver’s market share increased to 1.9% (2004 H1: 1.6%) and Sterling’s share increased to 2.0% in the period (2004 H1: 1.5%).

–	Cigar

Total UK cigar market volumes declined by 6.3% in the first half, although the market decline has moderated since the first quarter of the year (2005 Q1: 7.8%). This decline is driven by the ongoing reduction in the size of the medium-cigar sector. The miniature sector has increased its share of the total market to 42.6% (2004 H1: 40.5%).

Gallaher maintained its overall lead of the UK cigar market reversing the share loss experienced in 2004. The Group’s market share in 2005 H1 improved to 46.5%, versus 46.3% in the full year 2004 (2004 H1: 46.7%). This performance reflects the Group’s success in the miniature-cigar sector, where Hamlet Miniatures’ share of the total market increased to 15.0% (2004 H1: 14.4%). Hamlet Smooth, with ‘10s in a tin’ packaging, was launched in May this year and initial indications are encouraging.

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–	Tobacco

The UK handrolling tobacco market (“HRT”) grew by 8.1% in the first half of 2005.

Gallaher’s share of the HRT market reduced to 28.6% (2004 H1: 30.1%) due to the ongoing decline of Old Holborn. This decline was, however, partly offset by a strong performance from Amber Leaf – the market’s fastest growing HRT brand – which grew its share of the market to 17.7% (2004 H1: 16.6%).

The small UK pipe tobacco market reduced by 5.2%. Gallaher continued to lead this market with 48.6% of consumer sales (2004 H1: 49.0%).

Europe

In addition to the phasing of trade sales (December 2004 trade demand ahead of price increases in early 2005), trading conditions in Europe in the first half of 2005 remained challenging as a result of increased taxation, heightened cross-border trade and workplace smoking bans, with substantial market declines in Austria, Germany, Italy, Greece, Iberia and Benelux. These declines, and the impact on international travel retail (“ITR”) volumes from reduced UK tourism to western Europe and continued disruption to the Calais ferry routes were largely offset by growth in new markets. Consequently, Gallaher’s European cigarette volume sales (excluding German singles) declined to 21.3bn (2004 H1: 22.1bn). Including the sales of 749m singles in Germany (2004 H1: nil), launched in 2004, the Group’s European volumes would total 22.0bn.

In spite of these challenging conditions, Gallaher’s European operations delivered a robust performance in 2005 H1, benefiting from price increases. Total turnover grew by 0.6% to £1,853m (2004 H1: £1,842m). Net turnover increased 1.1% to £757m (2004 H1: £749m), comprising: tobacco net turnover of £218m (2004 H1: £215m); and, distribution net turnover of £539m (2004 H1: £534m).

Reflecting the impact on tobacco and distribution margins from changes in the mix of earnings, EBITA was £127m (2004 H1: £130m) of which £97m (2004 H1: £98m) arose from the tobacco operations and £30m (2004 H1: £32m) came from the distribution businesses.

In its tobacco operations, the Group succeeded in largely offsetting some of the negative market influences by: taking price increases in many of its markets; defending its mature market positions; and, developing its operations in a selection of newer markets.

The tobacco operations EBITA margin – after adding back inter-company sales to the distribution businesses – was 37.3% (2004 H1: 38.0%). This margin reduction reflects the change in mix of sales in 2005, as a result of increased lower margin volumes (particularly in Romania and Czech Republic) and the lower volumes in the higher-margin Austrian, Iberian and Benelux markets.

The distribution operations EBITA margin was 5.6% (2004 H1: 6.0%), reflecting the mix of distribution earnings. In the first half of 2005, the market decline in Austria (influenced by trade demand phasing) impacted earnings from the Austrian distribution business (“TOBA”). Concurrently, the present optical pricing parity between vending and retail in Germany has helped alleviate some pressure on the lower margin ATG vending business. As a result of the weighting of the tobacco and distribution businesses within the divisional results, Europe’s EBITA overall margin was 16.8% (2004 H1: 17.3%).

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Europe profit from operations was £106m (2004 H1: £125m) reflecting the trading position noted above and the increased exceptional charge of £14m (2004 H1: £1m).

Gallaher expects the split of full year Europe EBITA to be weighted slightly towards the second half of the year. This emphasis on the second six months is partly because of the impact of the pull forward of sales into December 2004 in Austria affecting both tobacco and distribution first half EBITA, and the full six months of EBITA from the volume sales of the acquired Benson & Hedges and Silk Cut trademarks in Malta and Cyprus offsetting the impact of reduced ITR volumes.

–	Tobacco

Gallaher outperformed cigarette market trends in a number of countries, notably in: the Republic of Ireland; Spain; Denmark; Czech Republic; Romania; and, other Central and Eastern European markets, including Slovakia and Hungary.

The duty-paid Austrian cigarette market declined around 13% in 2005 H1 as a result of the phasing of trade sales and increased illicit cross-border trade. The Group estimates that the underlying rate of decline of the Austrian duty paid cigarette market is currently around 10%.

Gallaher maintained its leading position in Austria, but with a reduction in market share to 43.7% (2004 H1: 45.8%). This was driven by the anticipated decline of Memphis house’s market share to 26.0% (2004 H1: 27.3%), following the repositioning of Memphis Classic to higher pricing levels.

The total cigarette market in the Republic of Ireland increased by 1.4% in the first half, partly assisted by the phasing of trade sales. Gallaher estimates that the underlying market is broadly flat, reflecting a return to more stable market conditions following the initial impact of the ban on workplace smoking that was introduced in March 2004.

Gallaher slightly increased market share (excluding distributed brands) in Ireland to 49.3% (2004 H1: 49.0%) as Benson & Hedges Gold strengthened its number one position, growing its share of the market to 20.2% (2004 H1: 19.6%).

In Germany, the total duty-paid factory-made cigarette market declined by 14.7% due to substantial excise tax increases, heightened cross-border trade and continued growth of singles. The private label cigarette sector’s share of the total market declined to 15.9% (2004 H1: 17.0%) and Gallaher maintained its lead of it with a sector share of 50.5% (2004 H1: 49.9%). The Group’s branded cigarette market share declined moderately to 0.6% (2004 H1: 0.7%).

In the second half of 2004, Gallaher launched Ronson singles in the German market, achieving 3.9% of the sector in June 2005. On 14 July 2005 the European advocate general recommended that German singles should be taxed at the same rates as factory-made cigarettes. If the European Court of Justice delivers a ruling that supports the advocate general’s opinion, then singles’ volumes are likely to be sharply reduced.

In Greece, the total cigarette market declined by some 10%, and consumers continue to downtrade into lower-priced cigarettes. Gallaher’s cigarette volumes were down 7.7%, with a strong performance by Ronson partly offsetting premium-priced Silk Cut’s decline. Gallaher increased Old Holborn’s volumes by 20.5%.

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The French total duty-paid cigarette market appears to have stabilised with volumes up 0.2% in the first half. Gallaher’s share of the market reduced to 2.9% (2004 H1: 3.2%), as a robust performance from the Group’s higher-margin Benson & Hedges Metal range (which maintained market share at 1.6%) mitigated share losses in the value sector from the brands marketed by Reynolds-Gallaher International.

Gallaher increased its share of the cigar market in France to 1.9% (2004 H1: 1.2%) driven by the successful introduction of Benson & Hedges cigars in early 2005.

In Italy, the total duty-paid cigarette market declined by 5.7%, with the underlying rate of decline of around 2% accelerated by the effect of increased smoking restrictions which came into force in January 2005. Driven by sharply increased competition in the value sector, Gallaher’s market share reduced to 3.9% (2004 H1: 4.8%). Old Holborn grew its share of the growing tobacco market to 11.6% (2004 H1: 9.7%).

The total duty-paid cigarette market in the Spanish Peninsula declined by 3.4%. Good performances by Austin and Benson & Hedges American Blend led to an increase in the Group’s total market share to 1.9% (2004 H1: 1.6%).

ITR volumes were affected by reduced western European tourist numbers and interruptions to ferry services this year. The virginia cigarette market in Belgium declined by over 35% in 2005 H1, and is showing no signs of recovery.

Gallaher continues to make good progress in central and eastern Europe.

The Group’s focus on growing sales into selected new EU member states, following the abolition of their import tariffs on EU accession, has delivered good growth in market share in 2005 H1. Gallaher increased its market share in the Czech Republic to 7.0% (2004 H1: 0.1%) largely through the success of Ronson. LD was recently launched in this market and initial indications are encouraging. Following the introduction of LD into Hungary in May 2005, the Group has established an estimated share of around 1% in this market (2004 H1: 0.5%). In Slovakia, improved distribution and the successful introduction of Smart at an attractive price point have driven Gallaher’s estimated total market share to 5.1% (2004 H1: 1.1%).

In Romania, where the Group established an on-shore manufacturing facility at the end of 2004, Gallaher grew cigarette volume sales (including duty-free) by 12.6%, driven by good performances from Ronson and St George.

–	Distribution

Ongoing market declines in Austria and Germany continued to affect Gallaher’s distribution businesses.

In Austria, the ongoing focus on operational costs at TOBA and price increases in the premium cigarette sector partly offset the impact of the total market decline in the first half.

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ATG – the German vending company in which Gallaher has a 63.9% holding – was affected by the cigarette market decline, although the branded cigarette sector slightly outperformed the market with a reduction of 13.5% in the first half (versus the total factory-made cigarette decline of 14.7%). The impact of the unfavourable market conditions on ATG was partly mitigated by optical pricing parity between vending and retail markets for premium brands, and by a continued focus on operational cost reduction. ATG’s share of total cigarette sales was 6.0% (2004 H1: 6.0%).

In spite of the lower German cigarette market, Lekkerland – an associate in which Gallaher has a 25.1% holding – had a robust first half performance. Total turnover was 7.1% ahead of the previous year, boosted by the continued success of the European expansion programme (following the acquisition of Lekkerland Europa in January 2004).

Commonwealth of Independent States

The Commonwealth of Independent States (“CIS”) continues to be a region of further opportunity for the Group. Gallaher’s strategy to exploit its strategic brand portfolio in the CIS – with an ongoing focus on efficient manufacturing – is delivering excellent and profitable volume growth.

Gallaher achieved market share gains across the region with further improvements in sales mix. The Group grew its estimated total CIS region market share to 16.8% (2004: 15.5%). Volumes increased by 11.3% to 44.3bn cigarettes (2004 H1: 39.8bn), in spite of excise duty increases in both Russia and Ukraine and manufacturer price increases across the region.

Gallaher grew its estimated market share of Russia, Kazakhstan and Ukraine combined to 17.9% (2004 H1: 16.4%).

CIS turnover increased 23.2% to £211m (2004 H1: £171m), and net turnover increased 23.9% to £157m (2004 H1: £126m).

CIS EBITA increased 55.4% to £23m (2004 H1: £15m). CIS EBITA margin rose to 14.9% (2004 H1: 11.9%), reflecting the price increases, further production cost efficiencies and continued sales mix improvements.

Strengthening economies across the region continue to influence consumer choice with a growing proportion of smokers choosing intermediate- and higher-priced cigarette brands.

Management anticipates that the distribution of CIS full year earnings will broadly reflect this region’s seasonal trading pattern with less than 40% of annual earnings being attributable to the first half. Volumes are typically stronger in the second half which tends to benefit full year EBITA margin due to the improvement in fixed cost recovery.

–	Russia

Gallaher grew its share of the total cigarette market in Russia to 17.0% (2004 H1: 15.9%). This share gain was driven by the success of a variety of brands across the intermediate- and higher-priced sectors, including St George, Troika, Sovereign and Sobranie. In the intermediate-priced sector, LD confirmed its position as the leading value brand in Russia with a share of the total market of 5.3% (2004 H1: 5.3%).

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The shares of retail sales accounted for by each price sector were: higher-priced: 32.7% (2004 H1: 29.3%); intermediate-priced: 58.4% (2004 H1: 58.7%); and, lower-priced: 8.9% (2004 H1: 12.0%).

Reflecting the Group’s improvement in sales mix, Gallaher’s share of the higher-priced sector grew to 4.1% (2004 H1: 3.4%) and its share of the intermediate-priced sector grew to 25.7% (2004 H1: 23.6%).

–	Kazakhstan

In Kazakhstan, the Group grew its share of the total cigarette market to 36.9% (2004 H1: 34.2%), driven by good performances in all price sectors. Intermediate-priced Sovereign and LD maintained their positions as the number one and two brands in the cigarette market, growing share to 17.0% (2004 H1: 15.8%) and 10.5% (2004 H1: 8.7%) respectively. Higher-priced Sobranie has rapidly moved into 10th place after its launch on-shore in 2003, increasing its share to 3.0% (2004 H1: 2.1%).

The Group also increased export volumes from Kazakhstan to neighbouring markets. In Kyrgyzstan, Gallaher has grown its share of sales to 16.9% (2004 H1: 14.6%), largely through the successful introduction of Sovereign.

–	Ukraine

Gallaher grew its share of the total cigarette market in Ukraine to 16.1% (2004 H1: 13.3%) due to ongoing momentum from the Group’s intermediate-priced brands, notably LD, Level and Ducat, and growth from higher-priced brands including Sobranie Slims.

In line with the regional objective of improving its mix of sales, Gallaher increased its share of the intermediate-priced sector to 22.6% (2004 H1: 17.9%), while keeping share constant in the lower-priced sector which declined by 13% over the period. The Group grew its share of the higher-price sector to 1.6% (2004 H1: 1.4%).

Rest of World

In the Rest of World (“RoW”) division, Gallaher defended its mature position in Sweden and enhanced its presence in certain markets in northern Europe, the Baltics and Asia Pacific.

Gallaher achieved strong volume growth in Poland and in some newer market entries, notably Denmark and Lithuania. The growth in these markets, together with strong trading in Nigeria, largely offset weaker volumes in the Middle East and Guinea. With Swedish volumes broadly stable, RoW total volume sales were 7.1bn cigarettes (2004 H1: 7.1bn).

RoW turnover grew by 41.4% to £124m (2004 H1: £88m), and RoW net turnover increased 2.7% to £61m (2004 H1: £60m). These movements reflect a change in sales mix and price increases.

In Poland, the operation has moved into profit in line with expectations. This, along with a good performance in Sweden supported by lower operating costs and some manufacturer price increases, has broadly offset the initial investments in Denmark, Lithuania and South Africa.

RoW EBITA was £15m (2004 H1: £15m) and the EBITA margin decreased to 24.5% (2004 H1: 26.1%).

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RoW profit from operations was £15m (2004 H1: £12m) – the increase reflecting the absence of a RoW exceptional charge in 2005 (2004 H1: £3m).

–	Scandinavia and the Baltics

In Sweden, the market for duty-paid cigarettes declined by 2.9%. A nationwide public smoking ban came into force on 1 June 2005. It is, however, still too early to ascertain the effect on the total cigarette market.

Gallaher defended its leading position with market share (excluding distributed brands) of 39.4% (2004 H1: 39.7%). Level increased share primarily due to the success of a 25s variant, offsetting declines from Blend. Right’s share of the market remained relatively stable.

The snus market in Sweden grew 3.6%. Gallaher maintained its share of this market at 2.4% (2004 H1: 2.4%). Strong Cut has been well received by the trade and in June the Group recorded its highest ever volume sales.

The Group launched LD into Denmark in February, achieving a market share of 4.7% in May/June/July (2004 May/June/July: zero).

Gallaher consolidated its position in Estonia in 2005 H1, increasing its share of the cigarette market to 28.9% (2004 H1: 24.9%). This increase was attributed to good performances from LD and Vermont. In Lithuania, Gallaher has successfully introduced St George in the value sector.

–	Poland

In Poland, in spite of raising prices, the Group grew its share of total industry shipments to 6.8% (2004 H1: 5.1%). LD continues to build good brand equity, with the higher-margin LD Slims achieving a 1.4% share of the value sector (2004 H1: 0.2%). Gallaher’s share of the premium sector is now approaching 1%.

–	Africa and the Middle East

Gallaher’s volumes in these regions declined to 1.9bn cigarettes compared to 2.9bn for the same period last year, owing to the reduction in sales in Guinea, including the effect of price increases early in 2005, and also the termination of a distribution agreement in the Middle East, partly offset by the growth in sales to Nigeria.

Gallaher began exporting Sobranie to South Africa during the first half of 2005, ahead of commencing on-shore manufacturing of Sobranie and LD at the site acquired in April.

–	Asia Pacific

Asia Pacific cigarette volumes increased 12.5% to 259m with notable gains in Japan, Singapore and regional duty free.

In China, Memphis, produced under license by Shanghai Tobacco Group, is performing in line with launch plan expectations. Following the permission granted by the China National Tobacco Import Export Company for Gallaher to import LD into the market – alongside existing imports of Sobranie– the brand was launched into the trade in August.

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Manufacturing

Earlier this year, Gallaher announced proposals for further restructuring of its European operations in line with the Group’s strategy to remain at the forefront of operational efficiency. These proposals are detailed on page 5.

Gallaher increased overall cigarette manufacturing productivity (defined as output per worked hour) by 5.0% in the first half of the year. Strong performances in the CIS and Poland more than offset the impact of lower manufacturing volumes in the UK and western Europe – as a result of market declines – and the current disruption caused by the more recent stages of the operational restructuring. This enhanced productivity, together with lower leaf and non-tobacco material (“NTM”) costs, underpinned a real term reduction of 3.7% in Group unit costs.

–	United Kingdom

Mainly as a consequence of lower cigarette production volumes, driven by the market decline in the UK and the transfer of manufacturing to Poland for certain developing markets, UK cigarette productivity declined by 2.1%. The impact of the production volume reduction was partly offset by the reorganisation of working practices, which included job losses. Management expects that the full benefits of the proposals announced in January 2005 should be reflected in productivity improvements in 2006.

Cigarette real term unit costs reduced by 4.2%, driven by lower leaf and NTM costs.

Tobacco productivity increased 1.3%, as a result of increased efficiencies emanating from the installation of a new primary processing line at the end of 2004. This is the first phase of a wider investment program aimed at improving the factory’s overall efficiency and flexibility. Phase two of the programme is ongoing and involves the implementation of high-speed machinery into the secondary process.

Largely reflecting higher NTM costs attributed to increased demand for Amber Leaf, tobacco real term unit costs increased by 6.2%.

As a result of the overall reduction in the UK medium-cigar market and an increase in the number of brand packings manufactured for export markets, cigar productivity declined by 1.5%.

In spite of this, cigar real term unit costs reduced by 5.2%.

–	Europe

Mainly as a result of the lower western European volumes and the impending closure of the Schwaz cigarette factory (ahead of this site’s closure at the end of August 2005, monthly production was being run down, impacting productivity and conversion costs), cigarette productivity in Austria declined 3.1%. The Group expects productivity benefits from the recent restructuring proposals to start to feed through in 2006.

In addition to the new ultra high-speed line that was installed in the Linz factory in 2004, two additional ultra high-speed lines were installed in Linz and Hainburg during the first half of 2005.

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In spite of the impact of the lower volumes and restructuring, Austrian real term cigarette unit costs reduced by 2.7% driven by lower leaf and NTM costs.

Since establishing the manufacturing facility in Romania, at the end of 2004, this factory is now fully operational (including the primary line) with volumes increasing steadily over recent months.

–	Commonwealth of Independent States

Cigarette productivity in the CIS increased 9.4%, driven by higher production volumes across the factories in the region.

This increased productivity, together with relatively stable leaf and NTM costs (on a like-for-like basis), more than offset the increased cost pressure from the growing percentage of sales in the intermediate- and higher-priced sectors. Gallaher reduced real term CIS cigarette unit costs by 1.9%.

Following on from the redeployment of machinery from within the Group to CIS factories in 2004, and the investment in specialist and higher-speed capacity, to meet the Group’s growing volume sales, further redeployment and investment took place during 2005 H1. In Ukraine, the Group installed a stem line early in 2005, and in Russia, an additional high-speed maker and packer was installed at the end of the first half.

Gallaher expects these investments to deliver further productivity benefits as well as maintaining the Group’s ability to meet the increased demand for its brands.

–	Rest of World

Production of some export volume has been transferred to the cigarette factory in Poland. This transfer – along with higher domestic volumes – has led to an increase in total production volumes of 84.9% to 3.2bn cigarettes in Poland. This higher production volume – together with new machinery and ongoing improvements in working practices – drove an increase in productivity of 123%.

Real term unit costs reduced 13.5%, with the increase in productivity partly offset by the depreciation associated with the new machinery and a higher level of raw material costs attributable to some of the brands now being manufactured at this facility.

Interest

Positive cash flow resulted in lower net interest charges of £59m (2004 H1: £62m) before a net financing credit on retirement benefit schemes of £5m (2004 H1: £3m) and an IAS 39 mark-to-market credit on interest rate derivatives of £3m (2004 H1: nil). The average borrowing cost during the first six months of 2005 was 5.7% (2004 H1: 5.5%).

EBITA interest cover – combining both interest and operating components of IAS 19 pension costs into a net pension expense within EBITA, and excluding the IAS 39 credit – was 5.4 times (2004 H1: 5.0 times).

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Taxation

The tax charge, excluding joint ventures, of £65m (2004 H1: £66m) represents an effective rate of 28.7% (2004 H1: 28.1%). The increase in the effective rate largely reflects a low effective tax credit applicable to the higher exceptional charges in 2005. Removal of intangible amortisation charges and exceptional charges (net of tax) give rise to an adjusted effective tax rate of 26.8% (2004 H1: 27.7%). This reduction is primarily a result of the change in the corporate tax rate in Austria, reducing from 34% to 25% from 1 January 2005.

Returns to shareholders

After minority interests of £2m (2004 H1: £2m) reported earnings attributable to equity shareholders were £158m (2004 H1: £167m), and – following a 0.3% increase in the weighted average number of shares in issue – basic earnings per share were 24.3p (2004 H1: 25.6p).

After removing intangible asset amortisation charges of £9m (2004 H1: £6m) and the net of tax exceptional charge of £23m (2004 H1: £6m), adjusted earnings per share increased by 6.2% to 29.2p (2004 H1: 27.4p).

Cash flow

Operating cash flow before exceptional items, taxation and returns from joint ventures and associates decreased slightly to £424m (2004 H1: £444m). Group operating profit, as adjusted for the exceptional charge, depreciation and amortisation (“EBITDA”) was £342m (2004 H1: £339m). This was supplemented by a reduction in working capital of £87m, compared to a reduction of £115m during 2004 H1.

The net working capital decrease since 31 December 2004 was mainly the result of higher duty creditors in the Republic of Ireland (where earlier settlement terms apply in December) and lower UK debtors, partly offset by lower UK duty creditors (impacted by December 2004 trade demand ahead of price increases in January 2005). A number of these factors are seasonal and would be expected to reverse in the second half of 2005.

After cash costs relating to the exceptional charges of £11m (2004 H1: £5m), taxation payments of £67m (2004 H1: £35m) and dividends received from joint ventures and associates of £12m (2004 H1: £7m), net cash flow from operating activities totalled £358m (2004 H1: £411m).

The increase in taxation payments primarily reflects tax assessments in Austria being brought into line with current levels of profitability.

Capital expenditure of £50m reflects the continuing investment in production machinery and merchandising equipment.

Net expenditure on intangible assets and acquisitions of £70m mainly reflects the purchase of Benson & Hedges and Silk Cut trademarks in Malta and Cyprus and Silk Cut in Lithuania, which the Group acquired from British American Tobacco in April.

Net debt at 30 June 2005 was £2,123m, a reduction of £111m compared to the position at 31 December 2004. The decrease was attributable to a cash inflow of £62m, favourable exchange rate movements – amounting to £46m – on Gallaher’s euro and US dollar denominated financial liabilities, and IAS 39 fair value adjustments of £3m.

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The Group’s weighted average debt was £2,091m (2004 H1: £2,340m).

In January 2005 the Group repaid a €900m bond using the proceeds of a €800m bond issued in June 2004 and internal cash flow.

In June 2005, the Group increased the amount of its committed syndicated revolving bank facility from £650m to £1,000m and extended the maturity date to June 2010. The financial covenants under the facility remain unchanged. The Group continues to comply with all borrowing obligations, and financial covenants have been satisfied with a 12-month rolling EBITDA interest cover at 5.9 times and a net debt multiple of 2.8 times at 30 June 2005.

The weighted average maturity of committed debt at the half year was 4.2 years (2004 year-end: 4.1 years).

The Group’s debt ratings from Moody’s Investor Services and Standard & Poor’s remain unchanged at Baa3 with stable outlook and BBB with stable outlook respectively.

OUTLOOK

In the first half of 2005, Gallaher’s successful expansion continued to be underpinned by robust performances from the Group’s core markets. Gallaher continues to invest in new opportunities, and to benefit from returns from investments made in previous years. Group trading remains in line with expectations, with market share gains in certain Group markets more than offsetting adverse conditions in some other markets.

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LEGAL AND REGULATORY ENVIRONMENT

The Group has a long history of managing its business successfully within an operational environment subject to significant regulatory influence. In recent years, the Group has reduced its susceptibility to regulatory changes in any single country by expanding its international operations. However, it is possible that regulations could have an adverse effect on the Group’s sales and operating performance.

Regulation

At a global level, the World Health Organisation Framework Convention on Tobacco Control (“WHO FCTC”) came into force in February 2005. Countries who have ratified the Convention will be legally bound by the provisions of the Treaty which sets international standards on: tobacco price and tax increases; tobacco advertising and sponsorship; labeling; illicit trade; and, environmental tobacco smoke. The WHO FCTC Conference of the Parties is due to determine further procedural and technical issues relating to the future development of the Treaty in February 2006.

Within the EU, a directive concerning the manufacture, presentation and sale of tobacco products was adopted in 2001 and has been implemented into EU member states’ national law. In July 2005, the EU published its report on the application of the directive which included smoke yield measurement, labelling, colour images and ingredients. Also, the EU Commission has adopted a decision that establishes the rules for the use of colour photographs or other illustrations to depict and explain the health consequences of smoking. It is for member states to decide whether to introduce such pictorial health warnings and on which product groups. As at 1 September 2005, Belgium and the UK have confirmed their intention to introduce pictorial warnings on cigarette packs. Furthermore, the EU Commission is currently considering possible initiatives regarding low ignition propensity cigarettes.

In 2003, an EU directive relating to the advertising and sponsorship of tobacco products was adopted. Its provisions include the prohibition of tobacco advertising: in the press and other printed publications; in radio broadcasting; in information society services; and, through tobacco-related sponsorship, including the free distribution of tobacco products. Member states were required to comply with this directive by 31 July 2005 at the latest. The German government and others have commenced a legal challenge to the directive in the European Court of Justice (“ECJ”).

A number of European countries have established legislation that restricts or prohibits smoking in public places and the workplace, which may also include bars and restaurants. Other countries have recently enacted further legislation or are considering additional restrictions and/or voluntary agreements. These countries include Austria, France, Germany, Italy, Norway, Republic of Ireland, Spain, Sweden and the UK.

In Austria, amendments to the Tobacco Act prohibited smoking in public places with certain exceptions from January 2005. Additionally, the hotel, restaurant and catering sector (“HORECA”) and the ministry of health have concluded a voluntary agreement establishing designated smoking and non-smoking zones by the end of 2006. The Act also prohibits: the sale of cigarette packs of less than 20 cigarettes; advertising in the press and cross-border sponsorships from 1 August 2005; and, billboard and cinema advertising and national sponsorships from 1 January 2007.

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In Germany, from 2007 cigarettes may only be bought from vending machines which have youth protection technology installed. Also, the HORECA sector and the ministry of health have concluded a voluntary agreement establishing designated smoking and non-smoking zones by 2008.

In the Netherlands, the government has introduced tobacco ingredient information regulations. In August 2003, Gallaher and two Altria subsidiaries commenced a joint legal challenge to the Dutch regulations, which, Gallaher believes, do not provide adequate protection for brand recipes. Other tobacco companies have also brought similar claims. The case was heard on 14 June 2005 and a decision is expected by the end of the year.

In the Republic of Ireland, the Public Health (Tobacco) (Amendment) Act 2004, was signed into law in March 2004, purporting to give effect to two EU directives and an EU recommendation relating to tobacco. The Act includes provision for: a comprehensive ban on tobacco advertising and sponsorship; measures relating to the manufacture, presentation and sale of tobacco products; and, a ban on smoking in all public places with certain limited exceptions. Gallaher, along with seven other plaintiffs, has begun legal proceedings which challenge certain parts of both the Public Health (Tobacco) Act 2002 and the Public Health (Tobacco) (Amendment) Act 2004. The case is likely to be heard in 2006.

In Sweden, smoking in public places was prohibited with certain limited exceptions from 1 June 2005. Also, amendments to the Tobacco Act were passed in May 2005, which included the prohibition of advertising and sponsorship from 1 July 2005, and existing outdoor advertising and packs of less than 19 cigarettes from 1 January 2006.

In the UK, the government has published proposals which would, if enacted, prohibit smoking in all enclosed public places and workplaces in England by 2008 with the exception of members clubs and premises licensed for the sale and consumption of alcohol that do not prepare and serve food. Such establishments will be free to choose whether to allow smoking although smoking in the bar area will be prohibited. The proposals also contain provisions for the Welsh Assembly to establish separate legislation for smoking in public places in Wales. Separately, legislation will prohibit smoking in all public places and work places in Scotland with certain limited exceptions from 26 March 2006.

As detailed in the Group’s 2004 annual reports (including the Form 20-F), in August 2003 the UK Office of Fair Trading (“OFT”) notified Gallaher of an enquiry into vertical agreements between manufacturers and retailers in the UK cigarette, tobacco and tobacco-related markets. Gallaher is co-operating with the enquiry that remains at an information gathering stage. At this stage, it is not possible to assess whether or not the OFT will reach an adverse decision. Similarly, it is not possible, in the event that an adverse decision is reached, to assess the extent (if any) of any fines. As at 1 September 2005, no notice has been filed by the OFT indicating its intention to reach an adverse decision in relation to this matter. In any event, the Company intends to defend its position vigorously.

In Russia, amendments to the federal law on Restrictions on Tobacco Smoking came into force in June 2005. These include restrictions on the retail sale of tobacco productsand the prohibition of tobacco smoking in certain workplaces and public places, excluding specially designated smoking zones and the hospitality sector. In addition, amendments to the federal law abolishing tobacco manufacturing licensing were enacted in July 2005. Also, legislation is being considered which would, if enacted: restrict tobacco advertising from 2006; and, separately, increase the size of health warnings on tobacco products and limit the ingredients used in the manufacture of tobacco.

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In Ukraine, the parliament has adopted legislation requiring the labelling of cigarette packs with a production date and maximum retail price from July 2005. Additionally, the maximum tar and nicotine smoke yields for filter and oval cigarettes have been set at 15/1.3 mg and 22/1.5 mg respectively.

In South Africa, the government plans to present a Bill in October 2005 that would, if enacted: prohibit certain marketing practices and product descriptors such as ‘light’ and ‘mild’; restrict the display of tobacco products at point-of-sale; raise the minimum age for purchasing tobacco products to 18 years; and, require companies to disclose product and ingredient information.

Tobacco taxation

The EU Commission is currently reviewing the directives governing the structure and rates of excise applied to all tobacco products in the EU. The Commission is planning to report to the council and parliament with its recommendations in 2006.

Many new EU countries are required to implement significant duty increases in order to comply with the current minimum cigarette excise tax requirements. Eight countries have been allowed transitional periods – the longest until January 2010 – in which to comply. Any relaxation of the controls on personal imports from new EU states into the previous 15 member states could have a significant negative impact on sales in neighbouring countries in the transitional periods.

In 2004, the European Commission tabled a proposal to simplify the directive on the holding and movement of products subject to excise duty by abolishing the indicative levels of intra-EU tobacco imports for personal use. Member states have, however, rejected the Commission’s proposal.

In certain European markets, excise duty increases continue to have an impact on prices, sales and margins. These include large tax increases in Austria, Germany, France, Netherlands and changes in cigarette taxation in Italy. Also, France and Italy have recently introduced minimum cigarette price legislation. In the UK, tobacco duty was raised in line with inflation in March 2005.

Gallaher believes that the wide price differentials between high and low taxed countries both inside western Europe and other parts of the world have led to an increase in legitimate cross-border trade. They have also led to an illicit market for genuine and counterfeit cigarettes in a number of EU countries. Gallaher is totally opposed to cigarette and tobacco smuggling and the Group continues to support and endorse regulatory authorities’ activities to stop smuggling of tobacco products. Gallaher has a policy of co-operating with regulatory authorities with whom it readily exchanges information to seek to combat illicit trade.

The ECJ is currently considering the taxation applied to rolls of tobacco sold in Germany as ‘singles’. The advocate general’s opinion is that such tobacco products should be taxed as cigarettes and not as fine-cut tobacco.

Outside of the EU, in Russia the mixed tobacco excise system has been confirmed for 2006. At present, tobacco excise duty is levied on the ex-factory price. However, a proposal to change the basis of the excise duty calculation to the retail price in 2007 is expected to be considered in 2006.

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Litigation

Certain companies in the Group are currently defendants in actions in Scotland and the Republic of Ireland, where the plaintiffs are seeking damages for ailments claimed to have resulted from tobacco use or exposure to tobacco smoke. Gallaher has been involved as a defendant in four dormant individual cases in Scotland where plaintiffs seek damages for ailments claimed to have resulted from tobacco use. Following the decision in the case of McTear v Imperial Tobacco Limited, Gallaher has invited the plaintiffs in these four cases to discontinue their actions. So far, one has formally discontinued her case.

In the Republic of Ireland, as at 1 September 2005, 163 claims have been dismissed or abandoned since 1997. Currently, there are eight individual claims against Group subsidiaries. Statements of claim have been delivered making wide-ranging allegations against Group subsidiaries and other tobacco companies, and against the Republic of Ireland, the attorney general and the minister for health and children, who are also named as defendants in some of those cases. Each of these claims is subject to a procedural application or challenge by Gallaher. No defence will be delivered by Gallaher pending the conclusion of all of these procedural matters.

In Poland, a Group company, along with other tobacco companies, received a letter in December 2004 from a health association threatening legal proceedings on behalf of an unspecified number of individuals. The Group understands that proceedings were filed against the companies on 4 February 2005, although the nature of the allegations is still unclear and no proceedings have yet been served.

Gallaher is not a party to smoking litigation anywhere else in the world.

On 4 March 2005, a Group company terminated the distribution contract of a Middle Eastern distributor and commenced proceedings on the same day in the English High Court, seeking a declaration that there was no compensation payable in respect of the termination. By its defence and counterclaim served on 1 July 2005, the distributor asserted that the termination was unlawful and claims that it is entitled to losses which have not been fully particularised. The Group believes that it has robust defences to these claims and will be vigorously resisting them through the court process.

Liggett-Ducat continues to be involved in court processes relating to payments allegedly due for unpaid taxes, penalties and fines claimed by the Russian tax authorities. As at 1 September 2005, all the challenges that have been made to the claims have been successful. Based upon the facts and matters currently known, management considers that there are meritorious defences against these claims and that they will be vigorously defended.

It is not possible to predict the outcome of pending litigation. Gallaher believes that there are meritorious defences to these actions and claims and that the pending actions will not have a material adverse effect upon the results of the operations, the cash flow or financial condition of the Group. The pending actions and claims will be robustly contested.

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Gallaher Group Plc

Consolidated income statement

SIX MONTHS ENDED 30 JUNE 2005 (unaudited)

	Six months ended 30 June 2005				Six months ended 30 June 2004		Year ended 31 Dec. 2004
	US$m*		£m		£m		£m

Sales	7,075		3,946		3,954		8,115
Duty	(4,838)		(2,698)		(2,733)		(5,568)
Other cost of goods sold	(1,327)		(740)		(714)		(1,496)
Cost of goods sold	(6,165)		(3,438)		(3,447)		(7,064)

Gross profit	910		508		507		1,051
Distribution, advertising and selling costs	(289)		(161)		(155)		(321)
Administrative expenses	(142)		(79)		(71)		(134)
Other gains – net	2		1		4		3

Group operating profit	481		269		285		599
Share of post-tax results of joint ventures and associates	13		7		9		19

Total profit from operations	494		276		294		618
After:
Exceptional items(a)	(52)		(29)		(9)		(17)
Net finance costs	(91)		(51)		(59)		(114)

Profit before taxation	403		225		235		504
Taxation	(117)		(65)		(66)		(142)

Profit for the period	286		160		169		362

Attributable to:
Equity shareholders	283		158		167		358
Minority interests	3		2		2		4

	286		160		169		362

Earnings per share for profit attributable to equity shareholders
Basic	43.6	c	24.3	p	25.6	p	55.0	p
Diluted	43.4	c	24.2	p	25.6	p	54.9	p

Notes:

(a)	Details of the exceptional items are set out in note 3 to the interim statements. Excluding the impact of exceptional items and amortisation of intangible assets, total profit from operations is £314m (six months ended 30 June 2004: £309m, year ended 31 December 2004: £648m).

*	US dollar equivalents are provided for reader convenience at the 30 June 2005 exchange rate of £1:US$1.793.

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Gallaher Group Plc

Consolidated balance sheet

AT 30 JUNE 2005 (unaudited)

	30 June 2005		30 June 2004	31 Dec. 2004
	US$m*	£m	£m	£m

Non-current assets
Property, plant and equipment	1,045	583	570	588
Intangible assets	2,566	1,431	1,357	1,401
Investments in associates	199	111	111	122
Investments in joint ventures	13	7	6	7
Deferred tax assets	54	30	22	33
Retirement benefit assets	11	6	13	8
Trade and other receivables	7	4	5	4
Derivative financial instruments	70	39	1	32
Financial assets at fair value through profit and loss	14	8	8	8

	3,979	2,219	2,093	2,203
Current assets
Inventories	890	496	725	484
Trade and other receivables	1,334	744	757	800
Derivative financial instruments	30	17	17	84
Cash and cash equivalents	263	147	722	761

	2,517	1,404	2,221	2,129

Total assets	6,496	3,623	4,314	4,332

Non-current liabilities
Borrowings	3,805	2,122	2,101	2,215
Derivative financial instruments	—	—	8	2
Trade and other payables	9	5	5	5
Deferred tax liabilities	93	52	38	51
Retirement benefit liabilities	138	77	80	79
Provisions for liabilities and charges	56	31	25	28

	4,101	2,287	2,257	2,380
Current liabilities
Borrowings	367	205	878	892
Derivative financial instruments	97	54	41	33
Trade and other payables	1,875	1,046	1,237	996
Current income tax liabilities	133	74	73	83
Provisions for liabilities and charges	14	8	5	8

	2,486	1,387	2,234	2,012

Total liabilities	6,587	3,674	4,491	4,392

Net liabilities	(91)	(51)	(177)	(60)

*	US dollar equivalents are provided for reader convenience at the 30 June 2005 exchange rate of £1:US$1.793.

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Gallaher Group Plc

Consolidated balance sheet – continued

AT 30 JUNE 2005 (unaudited)

	30 June 2005		30 June 2004	31 Dec. 2004
	US$m*	£m	£m	£m

Equity
Share capital	118	66	65	65
Share premium account	235	131	126	129
Capital redemption reserve	14	8	8	8
Merger reserve	262	146	146	146
Other reserve	(1,633)	(911)	(911)	(911)
Currency translation reserve	(25)	(14)	(8)	(13)
Retained earnings	880	491	368	485

Equity attributable to holders of the parent	(149)	(83)	(206)	(91)
Minority interests	58	32	29	31

Total equity	(91)	(51)	(177)	(60)

Consolidated statement of income and expense recognised in equity attributable to holders of the parent

SIX MONTHS ENDED 30 JUNE 2005 (unaudited)

	Six months ended 30 June 2005		Six months ended 30 June 2004	Year ended 31 Dec. 2004
	US$m*	£m	£m	£m

Actuarial loss recognised on retirement benefits	(25)	(14)	—	(14)
Deferred tax relating to actuarial loss on retirement benefits	7	4	—	5
Currency translation differences	(2)	(1)	(8)	(13)

Net expense recognised directly in equity	(20)	(11)	(8)	(22)
Profit for the period attributable to equity shareholders	283	158	167	358

Total recognised income for the period	263	147	159	336

*	US dollar equivalents are provided for reader convenience at the 30 June 2005 exchange rate of £1:US$1.793.

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Gallaher Group Plc

Consolidated cash flow statement

SIX MONTHS ENDED 30 JUNE 2005 (unaudited)

	Six months ended 30 June 2005		Six months ended 30 June 2004	Year ended 31 Dec. 2004
	US$m*	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	740	413	439	755
Dividends received from associates and joint ventures	22	12	7	10
Income tax paid	(120)	(67)	(35)	(90)

Net cash from operating activities	642	358	411	675

Cash flows from investing activities
Acquisition of subsidiaries, including minority interests	—	—	(5)	(5)
Purchases of property, plant and equipment	(90)	(50)	(59)	(103)
Proceeds from sale of property, plant and equipment	7	4	6	8
Purchases of intangible assets	(129)	(72)	(4)	(6)
Interest received	23	13	3	16
Net decrease in investments in associates and joint ventures	4	2	2	3

Net cash from investing activities	(185)	(103)	(57)	(87)

Cash flows from financing activities
Interest paid	(93)	(52)	(42)	(140)
Proceeds from issuance of ordinary shares	2	1	1	4
Purchase of treasury shares	(2)	(1)	(1)	(1)
Proceeds from borrowings	18	10	566	554
Repayment of borrowings	(1,214)	(677)	(156)	(183)
Dividends paid to minority interests	—	—	(2)	(5)
Dividends paid to the Company’s shareholders	(253)	(141)	(131)	(196)

Net cash from financing activities	(1,542)	(860)	235	33

Net (decrease)/increase in cash and cash equivalents	(1,085)	(605)	589	621
Cash and cash equivalents at beginning of the period	1,355	756	134	134
Exchange (losses)/gains on cash and cash equivalents	(7)	(4)	(3)	1

Cash and cash equivalents at the end of the period	263	147	720	756

*	US dollar equivalents are provided for reader convenience at the 30 June 2005 exchange rate of £1:US$1.793.

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Gallaher Group Plc

Notes to the interim statements (unaudited)

1.	Accounting policies and basis of preparation
The financial information comprises the unaudited results for the six months ended 30 June 2005 and 30 June 2004, together with the unaudited results for the twelve months ended 31 December 2004.

Prior to 2005, the Group prepared its audited annual financial statements and unaudited interim results under UK Generally Accepted Accounting Principles (“UK GAAP”). The audited UK GAAP annual financial statements for 2004, which represent the statutory accounts for that year, and on which the auditors gave an unqualified opinion, have been filed with the Registrar of Companies. From 1 January 2005, the Group is required to prepare its annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) and implemented in the UK. As the annual 2005 financial statements will include comparatives for 2004, the Group’s date of transition to IFRS under IFRS 1 First Time Adoption of IFRS is 1 January 2004 and the 2004 comparatives have been restated to IFRS.

To explain how the Group’s reported performance and financial position are affected by this change, the report and accounts for the year ended 31 December 2004 set out on pages 10 to 20 a comparison of the key figures under UK GAAP for 2004, with unaudited restated IFRS results and an explanation of the principal differences between UK GAAP and IFRS.

The unaudited financial statements for 2005 and comparatives have been prepared using the accounting policies set out on pages 36 to 41. These principal accounting policies have been adopted by the Group following conversion to IFRS.

These results are based on the IFRS expected to be applicable as at 31 December 2005 and the interpretation of those standards. IFRS are subject to possible amendment by the interpretative guidance from the International Accounting Standards Board, as well as the ongoing review and endorsement by the EU, and are therefore still subject to change. These figures may therefore require amendment, to change the basis of accounting and/or presentation of certain financial information, before their inclusion in the IFRS financial statements for the year ended 31 December 2005, when the Group prepares its first complete set of IFRS financial statements.

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2.	Segment information
Primary reporting format – geographic segments: At 30 June 2005, the Group is organised into four distinct, independently managed, geographic segments: United Kingdom (“UK”), Europe, Commonwealth of Independent States (“CIS”) and Rest of World.

	Six months ended 30 June 2005		Six months ended 30 June 2004	Year ended 31 Dec. 2004
	US$m*	£m	£m	£m
Sales
UK	3,152	1,758	1,853	3,680
Europe	3,323	1,853	1,842	3,836
CIS	378	211	171	409
Rest of World	222	124	88	190

	7,075	3,946	3,954	8,115

Duty
UK	2,663	1,485	1,567	3,112
Europe	1,965	1,096	1,093	2,283
CIS	97	54	45	102
Rest of World	113	63	28	71

	4,838	2,698	2,733	5,568

Total profit from operations
UK
- before amortisation of intangible assets and exceptional items	267	149	149	302
- amortisation of intangible assets	(3)	(2)	(2)	(3)
- exceptional items	(27)	(15)	(5)	(9)

	237	132	142	290
Europe
- before amortisation of intangible assets and exceptional items	228	127	130	260
- amortisation of intangible assets	(13)	(7)	(4)	(10)
- exceptional items	(25)	(14)	(1)	(5)

	190	106	125	245
CIS
- before amortisation of intangible assets	40	23	15	57
- amortisation of intangible assets	—	—	—	—

	40	23	15	57
Rest of World
- before amortisation of intangible assets and exceptional items	27	15	15	29
- amortisation of intangible assets	—	—	—	—
- exceptional items	—	—	(3)	(3)

	27	15	12	26
Total
- before amortisation of intangible assets and exceptional items	562	314	309	648
- amortisation of intangible assets	(16)	(9)	(6)	(13)
- exceptional items	(52)	(29)	(9)	(17)

	494	276	294	618

* US dollar equivalents are provided for reader convenience at the 30 June 2005 exchange rate of £1:US$1.793.

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2.	Segment information (continued)
Secondary reporting format – business segments: The Group’s operations comprise two main business segments: (1) manufacture, marketing and selling of tobacco products; and, (2) distribution of tobacco and non-tobacco products. The distribution operations are all within the Europe business segment.

	Six months ended 30 June 2005		Six months ended 30 June 2004	Year ended 31 Dec. 2004
	US$m*	£m	£m	£m
Sales
Tobacco	5,372	2,996	3,001	6,121
Distribution	1,703	950	953	1,994

	7,075	3,946	3,954	8,115

Duty
Tobacco	4,101	2,287	2,314	4,683
Distribution	737	411	419	885

	4,838	2,698	2,733	5,568

Total profit from operations
Tobacco
- before amortisation of intangible assets and exceptional items	509	284	277	585
- amortisation of intangible assets	(9)	(5)	(4)	(9)
- exceptional items	(50)	(28)	(9)	(17)

	450	251	264	559
Distribution
- before amortisation of intangible assets and exceptional items	53	30	32	63
- amortisation of intangible assets	(7)	(4)	(2)	(4)
- exceptional items	(2)	(1)	—	—

	44	25	30	59
Total
- before amortisation of intangible assets and exceptional items	562	314	309	648
- amortisation of intangible assets	(16)	(9)	(6)	(13)
- exceptional items	(52)	(29)	(9)	(17)

	494	276	294	618

* US dollar equivalents are provided for reader convenience at the 30 June 2005 exchange rate of £1:US$1.793.

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3.	Exceptional items
In 2003 and early 2004, Gallaher announced the restructuring of its European operations and administration. Gallaher ceased all manufacturing in the Republic of Ireland by the end of 2003, and is reducing jobs in the UK, Austria and Sweden. In January 2005, Gallaher announced proposals for a further restructuring of its European operations. These proposals comprise: the closure of the Schwaz cigarette and Fürstenfeld cigar factories in Austria during 2005; the restructuring of production at the cigarette and cigar factories at Lisnafillan and Cardiff in the UK; and, reorganisation of some aspects of the distribution network.

Exceptional charges relating to these restructuring initiatives amounted to £29m in the six months ended 30 June 2005 (six months ended 30 June 2004: £9m; year ended 31 December 2004: £17m). The tax credit associated with the 2005 exceptional charges is £6m (six months ended 30 June 2004: £6m; year ended 31 December 2004: £3m). The restructuring charges mainly relate to redundancy costs and the impairment of operational plant and machinery.

4.	Net finance costs
Net finance costs comprise:

	Six months ended 30 June 2005		Six months ended 30 June 2004	Year ended 31 Dec. 2004
	US$m*	£m	£m	£m

Fair value gains on derivative financial instruments	5	3	—	6
- interest receivable and other financing income	15	8	4	21
- interest payable and other financing charges	(120)	(67)	(66)	(148)
Net interest and other financing charges	(105)	(59)	(62)	(127)
- expected return on pension scheme assets	52	29	27	54
- interest on retirement benefit liabilities	(43)	(24)	(24)	(47)
Net retirement benefits financing income	9	5	3	7

Net finance costs	(91)	(51)	(59)	(114)

5.	Taxation
The tax charge for the six month periods have been calculated using a forecast of the effective tax rate for the full year, adjusted for the effect of significant events arising in each six month period.

The tax charge comprises:

	Six months ended 30 June 2005		Six months ended 30 June 2004	Year ended 31 Dec. 2004
	US$m*	£m	£m	£m

UK taxation	(68)	(38)	(40)	(85)
Overseas taxation	(49)	(27)	(26)	(57)

Total taxation	(117)	(65)	(66)	(142)

* US dollar equivalents are provided for reader convenience at the 30 June 2005 exchange rate of £1:US$1.793.

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6.	Dividends
Dividends paid to the Group’s shareholders in the six months to 30 June 2005 amounted to £141m. The directors have declared an interim dividend out of the profit for the six months to 30 June 2005 at the rate of 10.6p per share. This dividend amounts to £69m. The comparative dividend for the six months to 30 June 2004 was 10.0p per share. The final dividend for 2004 amounted to 21.5p, giving a total dividend payable of 31.5p for the year ended 31 December 2004.

7.	Earnings per share
Basic earnings per ordinary share are calculated using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share have been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under the employee sharesave scheme.

The earnings per share are based on:

	Six months ended 30 June 2005	Six months ended 30 June 2004	Year ended 31 Dec. 2004
	£m	£m	£m

Earnings (£m):
Basic and diluted	158	167	358

Weighted average number of shares (m)
Ordinary shares in issue	655.2	653.7	654.1
Shares held by employee share trusts	(2.0)	(2.2)	(2.2)

Shares used in the calculation of basic earnings per share	653.2	651.5	651.9
Potentially dilutive share options	1.5	1.7	1.6

Shares used in the calculation of diluted earnings per share	654.7	653.2	653.5

The earnings have been impacted by exceptional items and amortisation of intangible assets. To illustrate the impact of these items, the adjusted earnings per share are shown below:

	Six months ended 30 June 2005	Six months ended 30 June 2004	Year ended 31 Dec. 2004
	£m	£m	£m

Earnings per share (pence):
Basic earnings per share	24.3	25.6	55.0
Adjustment for exceptional items (net of tax)	3.5	0.9	2.0
Adjustment for amortisation of intangible assets	1.4	0.9	1.7

Adjusted earnings per share	29.2	27.4	58.7

Adjusted earnings per share are based on:

Earnings (£m):
Profit for the period attributable to equity shareholders	158	167	358
Exceptional items (before tax)	29	9	17
Tax on exceptional items	(6)	(3)	(6)
Amortisation of intangible assets	9	6	13

Adjusted earnings	190	179	382

Weighted average number of shares (m)	653.2	651.5	651.9

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8.	Cash generated from operations
	Six months ended 30 June 2005		Six months ended 30 June 2004	Year ended 31 Dec. 2004
	US$m*	£m	£m	£m

Profit for the period	286	160	169	362
Adjustments for:
- taxation	117	65	66	142
- net finance costs	91	51	59	114
- share of post-tax results of joint ventures and associates	(13)	(7)	(9)	(19)
- exceptional items	52	29	9	17
- depreciation	68	38	39	77
- amortisation of intangible assets	11	6	6	12
- other non-cash gains/(losses)	5	3	(2)	1
Changes in working capital (excluding the effects of acquisitions, exceptional items and exchange):
- inventories	(46)	(26)	(233)	27
- trade and other receivables	81	45	(17)	(49)
- financial assets at fair value through profit and loss	—	—	6	8
- trade and other payables	122	68	361	96
Provisions for liabilities and charges	—	—	(2)	—
Retirement benefits assets and liabilities	(14)	(8)	(8)	(18)

Cash generated from operations before exceptional items	760	424	444	770
Cash outflow from exceptional items	(20)	(11)	(5)	(15)

Cash generated from operations	740	413	439	755

9.	Reconciliation of net cash flow to movement in net debt
Net debt comprises current and non-current borrowings, derivative financial instrument assets and liabilities, and cash and cash equivalents, excluding all accrued interest.

	Six months ended 30 June 2005		Six months ended 30 June 2004	Year ended 31 Dec. 2004
	US$m*	£m	£m	£m

(Decrease)/increase in cash and cash equivalents	(1,085)	(605)	589	621
Decrease/(increase) in borrowings	1,196	667	(410)	(371)

Change in net debt resulting from cash flows	111	62	179	250
Exchange adjustments	82	46	78	(1)
Revaluation of derivative financial instruments	5	3	—	7

Decrease in net debt in the period	198	111	257	256
Opening net debt	(4,005)	(2,234)	(2,490)	(2,490)

Closing net debt	(3,807)	(2,123)	(2,233)	(2,234)

* US dollar equivalents are provided for reader convenience at the 30 June 2005 exchange rate of £1:US$1.793.

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10.	Consolidated statement of changes in equity attributable to holders of the parent
	Six months ended 30 June 2005		Six months ended 30 June 2004	Year ended 31 Dec. 2004
	US$m*	£m	£m	£m

Opening equity attributable to holders of the parent	(163)	(91)	(235)	(235)

Net expense recognised directly in equity	(20)	(11)	(8)	(22)
Profit for the period attributable to equity shareholders	283	158	167	358

Total recognised income for the period	263	147	159	336
Employee share option schemes:
-value of employee services	4	2	1	1
-issue of ordinary shares	5	3	1	4
Purchase of own shares – held by Employee Benefit Trust	(5)	(3)	(1)	(1)
Dividends paid to equity shareholders	(253)	(141)	(131)	(196)

Closing equity attributable to holders of the parent	(149)	(83)	(206)	(91)

* US dollar equivalents are provided for reader convenience at the 30 June 2005 exchange rate of £1:US$1.793.

11.	Retirement benefits
The Group has adopted the amendment to IAS 19 published in December 2004 that allows all actuarial gains and losses to be immediately recognised in equity. This amendment is still awaiting endorsement by the EU. A full valuation of the Group’s retirement benefit plans is performed annually as at 31 December. An interim valuation is carried out as at 30 June each year for the main retirement benefit plans. As part of this interim valuation, the plan assets are revalued based on market data at the period end and the scheme liabilities are recalculated to reflect key changes in membership data (i.e., restructuring events) and revised actuarial assumptions, including discount rates and contribution levels.

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Gallaher Group Plc

Independent review report to Gallaher Group Plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2005 which comprises an interim balance sheet and the related consolidated interim statements of income, cash flows and statement of income and expense recognised in equity attributable to holders of the parent for the six months then ended. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in Note 1, the next annual financial statements of the Group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in Note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in Note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 December 2005 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London
6 September 2005

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Gallaher Group Plc

Differences between IFRS and US generally accepted accounting principles

SIX MONTHS ENDED 30 JUNE 2005 (unaudited)

The Group prepares its financial statements in accordance with International Financial Reporting (“IFRS”) which differ from those generally accepted in the United States of America (“US GAAP”). The following statements summarise the adjustments reconciling profit attributable to equity shareholders for the period and equity attributable to holders of the parent under IFRS to the amounts reported had US GAAP been applied in respect of the period ended 30 June 2005.

		2005	2005
	Notes	$m*	£m

Profit for the period ended 30 June 2005
Profit for the period ended 30 June 2005 as reported in the consolidated income statement under IFRS		284	158
US GAAP adjustments:
Pension costs	(a)	(14)	(8)
Derivative financial instruments	(b)	37	21
Amortisation of other intangible assets	(c)	(22)	(12)
Restructuring costs	(d)	14	8
Deferred tax on adjustments		(2)	(1)

Net income under US GAAP		297	166

Equity shareholders’ funds
Equity attributable to the holders of the parent as reported in the consolidated balance sheet under IFRS		(149)	(83)
US GAAP adjustments:
Pension costs	(a)	503	281
Capitalised interest	(e)	6	4
Derivative financial instruments	(b)	89	50
Intangible assets	(c)	110	61
Restructuring costs	(d)	16	9
Deferred taxation on adjustments		(50)	(28)

Equity shareholders’ funds under US GAAP		525	294

*	US dollar equivalents are provided for reader convenience at the 30 June 2005 exchange rate of £1:US$1.793.

Notes:

(a)	Pension costs

Under IFRS, pension and other post-retirement benefits costs and liabilities are determined in accordance with IAS 19 Employee Benefits (“IAS 19”), whereas under US GAAP these costs and liabilities are determined primarily in accordance with the requirements of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“FAS”) 87 Employers’ Accounting for Pension, FAS 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and FAS 106 Employers’ Accounting for Post Retirement Benefits other than Pensions.

The Group has adopted the exemption allowed in IFRS 1 to recognise all cumulative actuarial gains and losses at the transition date (1 January 2004) in reserves. Actuarial gains and losses are recognised under IAS 19 Amended, in full in the period in which they occur. They are recognised outside of the income statement in retained earnings and presented in the statement of recognised income and expense.

Under US GAAP the Group applies the ‘corridor approach’ whereby variations from expected costs are recognised in the profit and loss account and balance sheet over the expected service lives of the employees.

Under IFRS pension scheme assets in the balance sheet are recognised at their market value at the balance sheet date, whereas under US GAAP the valuation is based on a market-related value.

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(b)	Derivative financial instruments

Under IFRS, IAS 39 requires the carrying value of financial liabilities to be adjusted for changes in their fair value where such changes are subject to effective hedges.

Under US GAAP FAS 133, the requirements for determining whether a hedge is effective are more onerous. The Group has decided not to satisfy the FAS 133 requirements to achieve hedge accounting, where permitted and as such all changes in fair value are recognised immediately in earnings.

(c)	Intangible assets

Under US GAAP, Gallaher allocated a portion of the consideration in past business combinations to definite lived intangible assets as required by FAS 141, Business Combinations, whereas under UK GAAP these were subsumed within goodwill. On transition to IFRS, such UK GAAP amounts remain within goodwill, and are no longer amortised but are subject to periodic review for impairment.

(d)	Restructuring costs

Under IFRS a provision for restructuring costs is recognised when an entity meets a number of specific criteria: having a present obligation as a result of a past event; it being probable that an outflow of resources will be required to settle the obligation; and, that a reliable estimate can be made of the amount of the obligation, in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Under US GAAP, FAS 146 Accounting for Costs Associated with Exit or Disposal Activities requires the Company to recognise certain costs associated with restructuring activities when they are incurred.

(e)	Capitalised interest

Under IFRS, the Group does not capitalise interest incurred as part of the cost of constructing fixed assets. Under US GAAP, the interest incurred is required to be capitalised and amortised over the lives of the qualifying assets in accordance with FAS 34 Capitalisation of Interest Costs.

Extraordinary items

In addition to the differences it should be noted that ‘extraordinary items’ under US GAAP are not defined under IFRS.

Under IFRS all previously deemed ‘exceptional items’ under UK GAAP must be represented in the line of the profit and loss to which they relate. These can then be split out within the notes to the accounts or as a sub-total of that line item on the face of the profit and loss.

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Gallaher Group Plc

Accounting policies

The principal accounting policies adopted in the preparation of these interim financial statements are set out below.

Basis of preparation

The interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS, with the exception that the Group has complied with the full published version of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) as expected to be endorsed.

The 2005 financial statements will be the Group’s first consolidated financial statements prepared under IFRS, with a transition date of 1 January 2004. Consequently, the comparative figures for 2004 and the Group’s balance sheet as at 1 January 2004 have been restated to comply with IFRS.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Basis of consolidation

The consolidated financial statements incorporate the accounts of Gallaher Group Plc and all its subsidiaries together with the Group’s share of the post-tax results and net assets of its joint ventures and associates.

(a)	Subsidiaries

Subsidiaries are all entities that are ultimately controlled by Gallaher Group Plc. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The cost of an acquisition is measured as the fair value of the consideration given for assets acquired, equity instruments issued and liabilities incurred or assumed at the date of the exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(b)	Associates and joint ventures

Associates are all entities over which the Group has significant influence but not control. Joint ventures are contractual arrangements whereby the Group, together with one or more parties, undertake an economic activity which is subject to joint control. Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recorded at cost. The Group’s investment in associates and joint ventures includes goodwill identified on acquisition.

The Group’s share of its associates’ and joint ventures’ post acquisition profits or losses are recognised in the income statement post tax, and its share of post-acquisition movements in reserves are recognised in reserves. The cumulative post–acquisition movements are adjusted against the carrying amount of the investments.

Unrealised gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the associate or joint venture. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

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Segment reporting

The Group’s management structure and internal reporting systems are focused on the geographic regions in which the Group operates. Therefore, the primary reporting format under IAS 14: Segment Reporting is by geographic segment. These segments reflect components of the Group which operate within particular economic environments which are subject to certain risks and returns that are different from those components operating in other economic environments.

The secondary reporting format is business segment. The Group distinguishes the results of its manufacturing and distribution operations within this format.

Foreign currencies

The income and cash flow statements of Group undertakings with a functional currency other than sterling are translated to sterling at average rates of exchange in each year. Assets and liabilities of these undertakings are translated at rates of exchange existing at the end of the accounting period.

The differences between retained profits of overseas subsidiaries, joint ventures and associates translated at average and closing rates of exchange are taken to reserves, as are the differences arising on the retranslation to sterling (using closing rates of exchange) of overseas net assets at the beginning of the year. Any differences that have arisen since 1 January 2004 are presented as a separate component of equity. As permitted under IFRS 1 First Time Adoption of International Financial Reporting Standards (“IFRS 1”), any differences prior to that date are not included in this separate component of equity.

Foreign currency transactions are initially recorded in the functional currency of the transacting entities at the exchange rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end rates of exchange are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Property, plant and equipment

Property, plant and equipment is stated at cost less depreciation. Depreciation is calculated to write down the cost of the tangible assets to their residual values, on a straight-line basis, over their estimated useful lives, namely:

Land and buildings
- freehold land which can be separately identified	Not depreciated
- freehold buildings (including land not separately identifiable)	50 years
- long leasehold (lease term 50 years or more)	50 years
Plant and machinery	3-20 years
Fittings and equipment	3-10 years
Assets in the course of construction	Not depreciated

Intangible assets : acquired goodwill

Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. At the date of acquisition, goodwill is allocated to cash generating units for the purpose of future impairment testing. Each cash generating unit is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash flows from other groups of assets. Goodwill arising on the acquisition of subsidiaries is presented in intangible assets and on the acquisition of associates and joint ventures is presented in investments in associates and joint ventures. Internally generated goodwill is not recognised as an asset.

Intangible assets : other

The cost of other intangible assets acquired in a business combination is the fair value at acquisition date. These assets are shown at cost, and amortised, on a straight line basis, over their expected useful economic lives. The definition of cost for separately acquired assets, as well as the useful economic life, varies according to the type of intangible asset:

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(a)	Trademarks

Trademarks acquired separately are shown at historic cost, including acquisition expenses, and amortised, on a straight line basis, over their expected useful economic lives. Trademarks principally relate to certain registrations of the Benson & Hedges and Silk Cut trademarks in western Europe. The directors are of the opinion that, based on the established brand equity of Benson & Hedges and Silk Cut in these and other markets and the expectation that they will continue to be developed and generate significant earnings over the long-term future, a life of up to 40 years is appropriate. All other trademarks and licences are amortised over a period not exceeding 20 years.

(b)	Other intangible assets

Other intangible assets include separately acquired computer software, licences, location rights for vending machines and distribution rights. Computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Computer software development costs that are directly associated with the implementation of major business systems are capitalised as intangible assets. These costs are amortised over their useful economic lives, a period not exceeding 10 years. Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. If acquired separately, other intangible assets are shown at historic cost, including acquisition expenses, and amortised on a straight-line basis, over their expected economic lives, not exceeding 20 years.

Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested at least annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Discount rates reflecting the asset specific risks and the time value of money are used for the value in use calculation.

Deferred taxation

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. Deferred tax arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss, is not recognised. Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the liability is settled.

Deferred tax assets are not recognised to the extent that the realisation of economic benefits in the future is not probable.

Deferred tax is fully provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out method. The cost of finished goods and work in progress comprises consumable goods, design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). Borrowing costs are excluded. Raw materials and consumable goods primarily consist of raw tobacco leaf, packaging materials and tax stamps. Finished goods comprise products made within the Group’s manufacturing locations including excise duty where the liability has crystallised, and goods purchased by the Group for direct re-sale. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Employee benefits

(a)	Pensions

The Group operates both defined benefit pension plans and defined contribution pension plans.

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A defined benefit pension plan defines the amount of pension benefit an employee will receive on retirement. The amount recognised in the balance sheet is the difference between the present value of the defined benefit obligation less the fair value of plan assets at the balance sheet date. The defined benefit obligation is calculated at each reporting date by independent actuaries using the projected unit credit method.

Past service costs are recognised immediately in the income statement within operating profit, except past service costs where changes to the pension plan are conditional on the employees remaining in service for a specified period of time. In this case, the past-service costs are amortised on a straight-line basis over the vesting period. Interest on retirement benefit liabilities and the expected return on pension plan assets are disclosed within finance costs in the income statement. In accordance with the amendment to IAS 19 issued in December 2004, all actuarial gains and losses, including differences between actual and expected returns on assets and differences arising from changes in assumptions, are recognised in equity in the statement of recognised income and expense in the period in which they arise.

A defined contribution plan is one under which fixed contributions are paid by the Group to a third party. The Group has no further payment obligations once these contributions have been paid. The contributions are recognised in the income statement as an employee benefit expense when they are due. Pre-paid contributions are recognised as an asset to the extent that a cash refund or reduction in the future payments is available.

(b)	Other post-employment obligations

Other post-employment benefits comprise healthcare, product gratuities and severance plans provided by certain subsidiaries of the Group to some retirees. The entitlement to these benefits is generally conditional on an employee remaining in service up to retirement age and/or the completion of a minimum service period and the rules of the relevant trusts. The income statement and balance sheet treatment with respect to these benefits is similar to that for defined benefit pension plans. The obligations are valued at each reporting date by independent actuaries.

(c)	Share-based compensation

The Group operates various equity settled and cash settled share option schemes. For equity settled schemes, the option is recognised as an expense over the vesting period of the options. The total amount to be expensed over the vesting period is determined by the fair value of the options granted at the grant date. Non-market vesting conditions are included in the assumptions about the number of options that are expected to become exercisable. At each balance sheet date the estimates are revised and any adjustments are recognised in the income statement and equity attributable to holders of the parent. The proceeds received are credited to share capital and share premium when the options are exercised. Cash settled schemes are also recognised as an expense over the vesting period. The fair value of the liability is re-measured at each balance sheet date and at the date of settlement with changes in fair value recognised in the income statement.

IFRS 2 Share-based Payment, has been applied, in accordance with IFRS 1, to equity settled options granted after 7 November 2002 and to all cash settled share options.

Financial instruments

Financial instruments are reported and measured in accordance with IAS 39. Financial instruments comprise: non-derivative financial assets and liabilities, including cash, deposits and borrowings; and, financial derivatives, which have an initial market value of nil and whose value changes in line with movements in market rates. The Group uses derivative financial instruments to hedge its exposure to interest rate and foreign exchange risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes.

Non-derivative financial assets are classified as either: loans and receivables, cash and cash equivalents, or financial assets held at fair value through profit and loss.

Financial assets held at fair value through profit and loss are stated at their market value and changes in this value are taken to the income statement. Financial assets held at fair value principally comprise listed securities held as collateral for pension and excise obligations. All other financial assets are stated at the lower of their initial cost, including any transaction costs and accrued interest receivable, and their estimated recoverable amount. Cash and cash equivalents includes cash in hand, deposits held on call with banks, other short-term highly liquid investments, and bank overdrafts. Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

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Non-derivative financial liabilities include borrowings and finance leases. They are stated at their redeemable value, including accrued interest payable, less transaction costs that have not yet been recognised in the income statement.

Where the change in value of a financial liability or financial asset, due to the movement in market interest rates and exchange rates, has been hedged with a financial derivative, its value is adjusted for the change in market value due to the financial risk being hedged. Where such hedging relationships exist, the change in the value of the liability being hedged should broadly offset the change in market value of the hedging instrument.

Derivative financial instruments are stated at their market value in the balance sheet and are classified as current assets or liabilities, unless they form part of a hedging relationship, in which case their classification follows the classification of the hedged financial asset or liability. Changes in their market value are recognised immediately in the income statement, unless the derivative is designated as a hedge of a net investment in a foreign operation or as a hedge of future cash flows, in which case the changes in value are taken direct to equity. A net investment in a foreign operation comprises the cost of the investment, long-term receivables and payables which are not intended to be settled, and post-acquisition reserves. Where non-derivatives such as foreign currency borrowings are designated as net investment hedges, the relevant exchange differences are similarly taken to equity. Where gains and losses have been taken direct to equity, the accumulated gain or loss is subsequently transferred to the income statement in the same period in which the hedged item affects the income statement, the foreign operation is sold, or when the hedging instrument expires, is sold or otherwise disposed of, or when it no longer qualifies for hedge accounting.

Revenue recognition

Revenue from the sale of goods and services is measured at fair value, net of sales and marketing incentives and excluding sales within the Group. Revenue comprises amounts charged to customers for goods sold, services supplied, licence fees and excise duties paid but not VAT or its equivalent. The Group recognises such revenue when the risks and rewards of ownership are transferred significantly (which is generally when goods are received by the customer), and collection of the related receivable is reasonably assured. Sales and marketing incentives include retrospective payments made to customers relating to specific performance criteria, normally targeted volume sales, ranging and stock availability, and payments to customers to support shelf price reduction in relation to promotional activity.

Exceptional items

Items that are both material in size and unusual and infrequent in nature are presented as exceptional items in the income statement. The directors are of the opinion that the separate recording of exceptional items provides helpful information about the Group’s underlying business performance. Examples of events, inter alia, which may give rise to the classification of items as exceptional include the restructuring of existing and newly acquired businesses, litigation settlements, gains and losses on the disposal of businesses or individual assets and asset impairments.

Advertising

All advertising expenditure, including new brands, is charged to the income statement in the year in which it is incurred.

Research and development

Research and development expenditure is charged to the income statement as incurred, except that development expenditure is capitalised if it meets the recognition criteria of IAS 38 Intangible Assets.

Leases

Assets held under finance leases are capitalised in the balance sheet and are depreciated over the shorter of useful economic lives and the period of the lease. The capital elements of future obligations under leases are included as liabilities in the balance sheet. The interest elements of the lease obligations are charged to the income statement over the period of the lease.

Rentals paid under operating leases are charged to the income statement over the lease term on a straight-line basis.

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Dividend distribution

Dividend distributions to shareholders are recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by the relevant Company’s shareholders or, in the case of interim dividends, when they are paid.

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Gallaher Group Plc

Cautionary statement

This announcement includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, impact of market trends and price increases, dividend policy, exchange rates, anticipated investments, projected sales, costs and results (including growth prospects in particular regions), plans, projects to enhance efficiency, impact of governmental regulations or actions, impact of IFRS, litigation outcomes and timetables, the successful integration of acquisitions and joint ventures into our Group, objectives of management for future operations and effects of restructuring activities, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time-to-time in Gallaher's public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time-to-time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Definitions

The terms ‘Gallaher’ and ‘Group’ refer to Gallaher Group Plc and its subsidiaries. The term ‘Liggett-Ducat’ refers to the Liggett-Ducat group of companies. The term ‘ATG’ refers to Tobaccoland Automatengesellschaft mbH & Co KG. The term ‘Lekkerland’ refers to Lekkerland-Tobaccoland GmbH & Co KG. The term ‘Lekkerland Europa’ refers to Lekkerland-Europa Holding GmbH. The term ‘TOBA’ refers to Tobaccoland Austria (Tobaccoland Handels GmbH). The term ‘Reynolds-Gallaher International’ refers to the joint venture company, R.J. Reynolds-Gallaher International SARL. The term ‘Shanghai Tobacco Group’ refers to the Shanghai Tobacco (Group) Corp. The term ‘Altria’ refers to Altria Group, Inc. The term ‘British American Tobacco’ refers to British American Tobacco p.l.c.

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FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: September 7, 2005	Title:	Programme Manager, Investor Relations